December 28, 2010

By Edgar and Fax

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Fax: (703) 813-6981

Attn: David Edgar, Staff Accountant

Re:	BSQUARE Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 25, 2010
File No. 27687

Ladies and Gentlemen:

On behalf of BSQUARE Corporation (the “Company”), we submit this letter to you in connection with comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing, received by the Company by letter dated December 23, 2010. Per a telephone conversation on December 23, 2010 between David Edgar of the Staff and Scott Mahan of the Company, this letter serves to advise the Staff that the Company expects to provide a response to the December 23, 2010 letter on or before January 25, 2010. Please do not hesitate to call the undersigned at (206) 676-7024 regarding this matter.

Sincerely,

SUMMIT LAW GROUP a professional limited liability company

/s/ Michael J. Erickson Michael J. Erickson